EXHIBIT H

                    PROPOSED FORM OF FEDERAL REGISTER NOTICE

         SECURITIES AND EXCHANGE COMMISSION

         (Release No. 35-_____)

          Filings under the Public Utility Holding Company Act of 1935, as amended ("Act")

         June __, 2000

         Notice is hereby given that the following filing(s) has/have been made with the Commission pursuant to provisions of the Act and rules promulgated thereunder. All interested persons are referred to the application(s) and/or declaration(s) for complete statements of the proposed transaction(s) summarized below. The application(s) and/or declaration(s) and any amendments thereto is/are available for public inspection through the Commission's Office of Public Reference.

         Interested persons wishing to comment or request a hearing on the application(s) and/or declaration(s) should submit their views in writing by July __, 2000 to the Secretary, Securities and Exchange Commission, 450 5th Street, N.W., Washington, D.C. 20549, and serve a copy on the relevant applicant(s) and/or declarant(s) at the address(es) as specified below. Proof of service (by affidavit or, in case of an attorney at law, by certificate) should be filed with the request. Any request for hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in the matter. After July __, 2000, the application(s) and/or declaration(s), as filed or as amended, may be granted and/or permitted to become effective.

                                   * * * * * *

         NEW NISOURCE INC., ET AL.  (70-[___])

         New NiSource, Inc. ("New NiSource"), a Delaware corporation, and NiSource Inc. ("NiSource"), an Indiana corporation, 801 East 86th Avenue, Merrillville, Indiana 46410-6272, and Columbia Energy Group ("Columbia"), a Delaware corporation, 13880 Dulles Corner Lane, Herndon, Virginia 20171-4600, and their respective subsidiaries, have filed an application-declaration pursuant to Sections 6(a), 7, 9(a), 10, 12(b), 12(c), and 13(b) of the Public Utility Holding Company Act of 1935, as amended (the "Act"), and Rules 45, 46, 52, 53, 54, 87 and 90 - 92 thereunder.

         NiSource, an exempt holding company, owns all of the outstanding common stock of five public utility subsidiaries: Northern Indiana Public Service Company ("Northern Indiana"), Kokomo Gas and Fuel Company ("Kokomo"), Northern Indiana Fuel and Light Company ("NIFL"), Bay State Gas Company ("Bay State"), and Northern Utilities, Inc. ("Northern") (collectively the "NiSource Utility Subsidiaries"). The NiSource Utility Subsidiaries constitute an integrated gas


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utility system with operations in Indiana, Massachusetts, New Hampshire, and
Maine. Northern Indiana also generates, transmits and sells electricity in Indiana. Columbia is a registered holding company with five wholly owned gas utility subsidiaries: Columbia Gas of Kentucky, Inc. ("Columbia Kentucky"), Columbia Gas of Maryland, Inc. ("Columbia Maryland"), Columbia Gas of Ohio, Inc. ("Columbia Ohio"), Columbia Gas of Pennsylvania, Inc. ("Columbia Pennsylvania") and Columbia Gas of Virginia, Inc. ("Columbia Virginia"), which distribute gas in portions of Kentucky, Maryland, Ohio, Pennsylvania and Virginia (collectively, the "Columbia Utility Subsidiaries," and together with the NiSource Utility Subsidiaries, the "Utility Subsidiaries"). Both NiSource and Columbia also own, directly and indirectly, numerous energy related, exempt, or otherwise functionally related non-utility subsidiaries.

         In a separate proceeding (File No. 70-9551), New NiSource and NiSource have filed an Application/Declaration on Form U-1 (the "Merger Application") pursuant to Sections 9 and 10 and other applicable provisions of the Act in which they are seeking approval for the acquisition by New NiSource of all of the issued and outstanding common stock of NiSource and Columbia through mergers of separate subsidiaries of New NiSource with and into each of NiSource and Columbia, followed by the merger of NiSource into New NiSource (the "Preferred Merger"). Upon consummation of these transactions, New NiSource will immediately be renamed "NiSource Inc." In the alternative, the Merger Application seeks Commission approval for the acquisition by NiSource of the issued and outstanding common stock of Columbia through the merger of a wholly owned subsidiary of NiSource with and into Columbia (the "Alternative Merger," and together with the Preferred Merger, the "Merger"). In either case, New NiSource or NiSource, as the case may be, will register as a holding company pursuant to
Section 5 of the Act following the Merger. Columbia will be maintained as a direct wholly owned subsidiary of New NiSource or NiSource, as the case may be, and will continue to hold all of the common stock of the Columbia Utility Subsidiaries and its non-utility subsidiaries.

          A more complete description of NiSource and Columbia and their respective utility and non-utility operations and the reasons for the Merger is contained in the Merger Application. Unless otherwise indicated, the term "NiSource" shall hereafter refer to the survivor of the NiSource/New NiSource merger, in the Preferred Merger structure, or the current NiSource, in the Alternative Merger structure, as the context requires. The term "Non-Utility Subsidiaries" means the current non-utility subsidiaries of NiSource and of Columbia, as well as any future non-utility subsidiaries of NiSource or Columbia acquired pursuant to a separate Commission order or an available exemption.

         In the Preferred Merger, NiSource will issue shares of its common stock for the outstanding common stock of NiSource and common stock and Stock Appreciation Income Linked Securities(SM) ("SAILS SM") in exchange for the outstanding common stock of Columbia. In the Alternative Merger, NiSource will not issue any common stock, but only SAILS SM. In both Merger structures, shareholders of Columbia will also receive cash, the amount of which will range


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from approximately $4 billion to approximately $6 billion, depending on the form of the Merger and other variables. The cash portion of the Merger consideration will be financed through borrowings under a revolving credit facility (the "Acquisition Debt").

         In this proceeding, NiSource and the NiSource Utility Subsidiaries are seeking approval for a program of external financing following NiSource's registration under the Act for the period through December 31, 2003 ("Authorization Period"). The applicants are not requesting any changes to the amounts or types of securities and guarantees that Columbia and the Columbia Utility Subsidiaries are authorized to issue under the terms of certain currently effective Commission orders.(1) The applicants are also seeking approval for intrasystem guarantees, the creation and maintenance of specified types of new subsidiaries, the payment of dividends out of capital and unearned surplus and other related matters. Specifically, the applicants are requesting approval for the following:

         1. Acquisition Debt. NiSource requests authorization to maintain the
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facility under which the Acquisition Debt is issued, including any extensions, renewals or replacements thereof during the Authorization
Period.

         2. Post-Merger Financing by NiSource. NiSource requests authority to
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issue and sell from time to time shares of its authorized common stock and preferred stock and, directly or indirectly through one or more Financing Subsidiaries (as described below), unsecured long-term indebtedness ("Long-term Debt") and other forms of preferred or equity-linked securities having maturities of up to 50 years. The aggregate amount of all such common stock, preferred stock, Long-term Debt and other forms of preferred or equity-linked securities at any time outstanding during the Authorization Period shall not exceed $12 billion, provided that shares of NiSource common stock that are issuable with respect to the SAILS SM and certain other currently outstanding equity-linked securities and shares of preferred stock that may be issued pursuant to the NiSource's Shareholder Rights Agreement ("Rights Plan") will not count against this limit. In addition, NiSource requests authority to issue and sell from time to time, directly or indirectly through one or more Financing Subsidiaries, unsecured short-term indebtedness having maturities of less than one year ("Short-term Debt") in an aggregate principal amount at any time outstanding not to exceed $2 billion, provided that the Acquisition Debt (or any debt extending, renewing or replacing the Acquisition Debt) will not be considered Short-term Debt regardless of its maturity. The aggregate principal amount of all indebtedness issued by NiSource or any Financing Subsidiary of NiSource at any time outstanding (including, specifically, Acquisition Debt, Long-term Debt and Short-term Debt) shall not exceed $10 billion (the "NiSource Debt Limitation"). The interest rate on Long-term Debt, preferred stock or other

-------------------
1   See Columbia Energy Group, Holding Co. Act Release No. 27035 (June 8,
1999); and The Columbia Gas System, Inc., Holding Co. Act Release Nos. 26798 (Dec. 22, 1997) and 26634 (Dec. 23, 1996).


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preferred or income-linked securities will not exceed 500 basis points over the appropriate Treasury rate, and the interest rate on Short-term Debt will not exceed 300 basis points over LIBOR. Underwriting fees and all other fees and expenses incurred in consummating specific financing transactions will not exceed 5% of the proceeds thereof.

         (3) Short-term Debt of NiSource Utility Subsidiaries. The NiSource
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Utility Subsidiaries request authority to issue and sell from time to time short-term debt in an aggregate amount at any one time outstanding not to exceed the following amounts: (A) Northern Indiana - $1 billion; (B) Kokomo - $50 million; (C) NIFL - $50 million; (D) Bay State - $250 million; and (E) Northern
- $50 million. The same interest rate parameters on Short-term Debt described above shall apply. All other debt and equity securities issued by the NiSource Utility Subsidiaries are expected to be exempt under Rule 52.

         (4) Intrasystem Guarantees. NiSource requests authority, directly or
             ----------------------
through one or more Financing Subsidiaries, to guarantee indebtedness or contractual obligations or provide other forms of credit support ("NiSource Guarantees") on behalf or for the benefit of its Subsidiaries in an aggregate amount not to exceed $5 billion at any one time outstanding, provided that any securities issued by Financing Subsidiaries of NiSource that are guaranteed or supported by other forms of credit enhancement provided by NiSource will not count against this limitation, but instead will count against the limitation on the same types of securities that NiSource is authorized to issue.

         (5) Non-Utility Subsidiary Guarantees. Non-Utility Subsidiaries (other
             ---------------------------------
than Columbia) request authority to provide guarantees of indebtedness or contractual obligations or provide other forms of credit support ("Non-Utility Subsidiary Guarantees") on behalf or for the benefit of other Non-Utility Subsidiaries in an aggregate principal or nominal amount not to exceed $2 billion at any one time outstanding, in addition to any guarantees that are exempt pursuant to Rule 45(b) and Rule 52(b).

          (6) Interest Rate Hedges. NiSource and, to the extent not exempt under
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Rule 52, its subsidiaries request authority to enter into hedging transactions
("Interest Rate Hedges") with respect to the indebtedness of such companies in order to manage and minimize interest rate costs. Such companies also request authority to enter into hedging transactions ("Anticipatory Hedges") with respect to anticipatory debt issuances in order to lock-in current interest rates and/or manage interest rate risk exposure.

         (7) Changes in Capitalization of Subsidiaries. NiSource, for itself and
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on behalf of its subsidiaries, requests authorization to change the terms of the authorized capitalization of any subsidiary, provided that, if a subsidiary is not wholly owned, all other required shareholder consents have been obtained for such change.

         (8) Financing Subsidiaries. NiSource and its subsidiaries request
             ----------------------
authority to acquire the equity securities of one or more special-purpose subsidiaries ("Financing Subsidiaries") organized solely to facilitate a


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financing and to guarantee the securities issued by such Financing Subsidiaries, to the extent not exempt pursuant to Rule 45(b) and Rule 52(b).

         (9) Intermediate Subsidiaries. NiSource requests authority to acquire,
             -------------------------
directly or indirectly, the equity securities of one or more intermediate subsidiaries ("Intermediate Subsidiaries") organized exclusively for the purpose of acquiring, financing, and holding the securities of one or more existing or future Non-Utility Subsidiaries, including but not limited to "exempt wholesale generators" ("EWGs"), "foreign utility companies" ("FUCOs"), companies engaged or formed to engage in activities permitted by Rule 58 ("Rule 58 Subsidiaries"), or "exempt telecommunications companies" ("ETCs"), provided that Intermediate Subsidiaries may also provide management, administrative, project development, and operating services to such entities. Intermediate Subsidiaries may expend up to $250 million on preliminary development activities.

         (10) Sales, Service and Construction Arrangements. NiSource Corporate
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Services Company ("Corporate Services"), an existing service company subsidiary of NiSource, requests an exemption under Section 13(b) of the Act to permit Corporate Services to continue to provide certain management and administrative services to certain of NiSource's subsidiaries. In addition, NiSource requests an exemption under Section 13(b) in order to continue certain existing service and construction arrangements between its Non-Utility and Utility Subsidiaries and, to the extent not exempt pursuant to Rule 90(d), requests an exemption permitting Non-Utility Subsidiaries to sell goods and services to each other at fair market prices, without regard to "cost," as determined in accordance with Rules 90 and 91, subject to certain proposed limitations.

         (11) Activities of Rule 58 Subsidiaries Outside the United States.
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NiSource requests authority on behalf of any current and future Rule 58
Subsidiaries to engage in energy marketing and natural gas and oil exploration and production activities in Canada, to provide energy management and technical consulting services anywhere outside the United States, and to invest in natural gas pipeline and storage facilities outside the United States. NiSource is requesting the Commission to reserve jurisdiction over certain aspects of this proposal.

         (12) Payment of Dividends Out of Capital and Unearned Surplus. NiSource
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has not yet determined whether it will use "push down" accounting in the Merger to reflect the premium paid for Columbia on the books of Columbia and its subsidiaries. If "push down" accounting is used, Columbia and the Columbia Utility Subsidiaries request authority to pay dividends out of capital and unearned surplus, subject to certain proposed limitations. Non-Utility Subsidiaries also request authority to pay dividends out of capital and unearned surplus to the extent permitted under applicable law and the terms of any credit arrangements to which they may be parties. All of NiSource's subsidiaries also request the authority to acquire, retire, or redeem the securities that they have issued to any associate company, any affiliate, or any affiliate of an associate company.

     (13) Consolidated Taxes. NiSource requests approval for an agreement among
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NiSource and its subsidiaries to allocate consolidated income tax liabilities in a manner other than permitted by Rule 45(c).


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